April 28, 2009
Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:	Koninklijke Philips Electronics N.V. — Form 20-F for the Fiscal Year ended December 31, 2008 (File No. 001-05146-01)
Dear Mr. Webb:
Thank you for your letter dated March 24, 2009 setting forth comments regarding the Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips”).
To facilitate your consideration of Philips’ responses, we have included below the comments and have provided Philips’ responses immediately following.
Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In certain of our responses, we have proposed to amend the wording of certain disclosures in our future filings. We are doing that to respond to the comments and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient.

Form 20-F for the Fiscal Year ended December 31, 2008
Exhibit 15(b)
US GAAP Financial Statements, page 124
Significant accounting policies , page 136
Revenue recognition, page 137
1.	We see disclosures herein that “The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collectability is reasonably assured. For consumer-type products in the segments Lighting and Consumer Lifestyle, these criteria are generally met at the time the product is shipped and delivered to the customer...”. With respect to each of your segments, please describe for us in greater detail the nature of any revenue transactions that result in revenues being recorded other than “at the time the product is shipped and delivered to the customer”. Specifically tell us when, if ever, revenues are recorded prior to a products shipment or delivery to a customer. Provide us with references to the authoritative US GAAP that supports your accounting for any such transactions. When preparing future filings, please consider whether use of the description “generally” when referring to your revenue recognition policies is useful for the readers of your financial statements and notes thereto.
Response:
Philips recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable and collectability is reasonably assured. The only exceptions to this policy are bill and hold transactions in the Consumer Lifestyle and Lighting Sectors, which do not meet the delivery criteria. Revenue for these transactions is, however, recognized in accordance with SAB 104 criteria. The Healthcare Sector has multiple element transactions that are recognized in accordance with EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”.
Philips recognizes revenue only when the applicable criteria are met. The use of the word “generally” was not intended to reflect that the policy is applied in a general way.
We confirm that there were no transactions that resulted in revenues being recorded earlier than at the time the product was shipped or delivered to the customer, with the exception of bill and hold transactions in the Consumer Lifestyle and Lighting Sectors, as discussed above, which are immaterial (less than EUR five million in 2008) and recognized in accordance with SAB 104 criteria.

We have considered your comment and will remove the word “generally” from the revenue recognition policy in future filings.
Notes to the US GAAP financial statements, page 142
Note 17. Goodwill, page 158
2.	We see you indicate that ”Due to deteriorating economic circumstances and the decline of the market capitalization of the Company, trigger-based impairment tests were performed in the latter half of the year using updated assumptions. The trigger-based tests resulted in goodwill impairment charges of EUR 234 million...”. Regarding your impairment analysis of goodwill, please address the following:
•	tell us, in light of deteriorating market conditions, the last date you assessed each of your reporting unit’s goodwill for impairment and the results of such tests;

•	we note from your goodwill accounting policy disclosures on page 140 that you generally use discounted projected cash flows to determine the fair value of your reporting units. In light of the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting units, please specifically tell us how you considered other valuation approaches in determining the fair value of your reporting units; and

•	tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from your discounted cash flow projections. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.
Response:
Last date of assessment and related results
In Q4, “triggered by Philips share price decline”, all reporting units with goodwill were re-tested. The effective date for those tests was October 31, 2008. Only one reporting unit, Lumileds, required a second step of the goodwill impairment test in line with paragraph 20 of SFAS 142. This second step test resulted in an impairment charge of EUR 232 million. The effective date of the Lumileds calculations was December 31, 2008. Subsequent to the October impairment test, we monitored the reporting units that we believe were most sensitive to changes in assumptions in order to confirm the outcome of the Q4 test which resulted in no additional impairment indicators.

Determination of valuation approaches
Philips considered using the following approaches in assessing fair value of our reporting units:
1.	Market approach

2.	Cost approach; and

3.	Income approach
We did not apply the market approach primarily due to the absence of quoted market prices of our reporting units nor the cost approach because, in our view, the replacement costs of our reporting units cannot be determined in a reliable way. We considered the income approach the most appropriate for goodwill impairment testing and have consistently applied a discounted cash flow (DCF) technique because 1) it is an acceptable valuation technique which is commonly used by market participants to determine an exit price; and 2) only the cash flow generated by the [reporting unit] can be used for consumption or additional investment1.
Validation of reasonableness of fair values determined
As we did not have quoted market prices in active markets for our reporting units, we prepared the cash flow projections, used in the DCF, internally; these projections were then subjected to further internal review. We used observable inputs, where available, related to our weighted average cost of capital (WACC) and caps on terminal value growth rate assumptions.
Notes to the US GAAP financial statements, page 142
Note 17. Goodwill, page 158
3.	In a related matter, tell us the last date you assessed your property, plant and equipment and intangible assets (excluding goodwill) for impairment and the results of such tests.
Response:
Property, plant and equipment and intangible assets (excluding goodwill) are reviewed for impairment indicators every quarter. Long-lived assets were last reviewed for impairment indicators during Q4 2008. For those assets where impairment indicators existed, impairment tests were performed resulting in asset impairments of approximately EUR 80 million primarily related to Lighting.

[1]	Valuation – measuring and managing the value of Companies by McKinsey, Copeland, Koller and Murrin

*****
Please direct any questions or comments regarding this letter to me at (011) (31) 20 59 77 142. Our fax number is (011) (31) 20 59 77 140. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comment.
Very truly yours,
/s/ Pierre-Jean Sivignon
Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer

cc:	Angela Crane
Kevin Kuhar
(Securities and Exchange Commission)

Jan van Leeuwen
Eric P. Coutinho
Hessel Hilarides
Marnix van Ginneken
(Koninklijke Philips Electronics N.V.)

John O’Connor
(Sullivan & Cromwell LLP)

Michiel Soeting
(KPMG Accountants NV)

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